Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the months of: January, February and March 2008

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F   X                    Form 40-F
                            -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes                              No   X
                      -----                           -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1. January 11, 2008 German Press Release - SGL Group will expand the Malaysian hub with a fully integrated graphitized electrode and cathode plant

2. February 20, 2008 German Press Release - Joint Venture established between SGL Group and Beneteler

3.   March 12, 2008 German Press Release - Record Year for SGL Group in 2007

4. March 12, 2008 German Press Release - SGL Carbon AG Plans Conversion into a European Company (SE)

                                                                       Exhibit 1


SGL Group will expand the Malaysian hub with a fully integrated graphitized electrode and cathode plant

o    Cost and production synergies with graphite electrode facility

o    Start-up scheduled for 2011

Wiesbaden / Kuala Lumpur (Malaysia), January 11, 2008. SGL Group - The Carbon Company - is building a grassroot graphitized cathode plant. The selected site is Banting/Malaysia. This will not only complement the 30,000 metric ton graphite electrode plant already under construction (as published on March 29, 2007) but also transform the site into a fully integrated carbon and graphite hub. Groundbreaking has started and commissioning is scheduled for 2011. Overall capacity for graphite electrodes and cathodes is 60,000 metric ton. The cathode production is predominantly committed under long-term supply contracts.

As Robert Koehler, SGL Group's CEO, stated: "With the new Malaysian cathode plant, SGL Group is accelerating the already announced capacity expansion for this high performance material in aluminum smelters. This investment, designed to meet the rapidly growing demand of our partners, will make Banting our core site within our global production network and become the benchmark in our industry as the world's most cost efficient plant".

The 30,000 metric ton graphite electrode plant will begin production in the second half 2008. The further capital investment will fully integrate all production stages from extrusion of green electrodes/cathodes to graphitization and machining. The total integration of graphitized electrodes and cathode production will be completed early 2011 at a cost of around (euro)200 million. This includes the initial (euro)50 million investment already communicated on March 29, 2007.

The choice of Banting as a site for the new cathode plant is based on two key factors. First, combining both fully integrated manufacturing operations will provide significant synergies and flexibility of production - "swing capability"
- to satisfy both the steel and aluminum market. This will allow us to leverage our position in both markets. Second, Malaysia provides an attractive investment environment with low energy/labor costs, state of the art infrastructures, tax advantages and a central geographical position to supply the rapidly growing electric steel market in Southeast Asia and for the global aluminum market.



SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden
Tel.: +49 (6 11) 60 29-100, Fax: +49 (6 11) 60 29-101
E-Mail: cpc@sglcarbon.de, Internet: www.sglcarbon.de

An unprecedented number of aluminum producers have announced investments in new smelters and/or the conversion of existing ones to support a medium term annual growth rate of 5 to 6 percent. The demand for aluminum is benefiting from the economic upsurge in the newly industrialized countries of Asia (especially China), South America and Eastern Europe with the associated change in lifestyles (aluminum material as packaging for consumer goods). Furthermore, the rising costs for raw material and energy has catalyzed the requirement for lightweight, high strength materials. This is the basis for the growing aluminum demand as key material for lightweight energy saving structures.

SGL Group is one of two independent producers of graphitized cathodes and the only independent manufacturer with additional impregnation technology. Graphitized cathodes is a high tech investment product to convert alumina to aluminum in a very high amperage electric current/temperature smelter. Whereas graphite electrodes are consumed in the electric arc furnace process, cathodes are investment goods with long customer approval times that can last as long as seven years in an aluminum cell.

The cathode business is going to be the major growth driver for the Performance Products Business Unit. In 2007 SGL Group diversified its production base beyond its traditional site at Griesheim, Frankfurt am Main, Germany, by investing in a graphitized cathode plant in Nowy Sacz, Poland. This facility will be commissioned in the second quarter of 2008 to transition the rapid rise in cathode demand.

For 2008 SGL Group is expecting to run at capacity for both graphitized electrodes and cathodes.



About SGL Group - The Carbon Company
------------------------------------
The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of (euro) 1.2 billion. The Company's head office is located in Wiesbaden/Germany.

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Your contact person:
Corporate Communications / Press office / Tino Fritsch
Tel.: +49 611 60 29 105 / Fax: +49 6 11 60 29 101 / Cellphone: +49 170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Internet: www.sglcarbon.de

                                                                       Exhibit 2


Joint Venture established between SGL Group and Benteler

o Major market potential expected for light-weight carbon fiber composite components for the automotive industry

o    Focus on cost reduction by automation leads to series production

Wiesbaden/Paderborn, February 20, 2008. SGL Group - The Carbon Company -, Wiesbaden, and the Paderborn-based Benteler Automotive are launching their joint venture to develop, produce and market components based on carbon fiber reinforced composites (CFRP) for the automotive industry with approval from relevant antitrust authorities. Each company has a 50 percent stake in the joint venture Benteler SGL GmbH & Co. KG, based in Paderborn.

The objective for the first collaborative phase is to develop structural and other components using CFRPs - such as B-columns, crash boxes, bumpers, and axles. The second, medium-term objective is to start up serial production of these products for the automotive industry. Significant growth in the market segment for CFRP components is forecast by industry experts.

Considerable weight reductions by CFRPs
Light-weight vehicle design was one of the major discussion topics at the Frankfurt International Motor Show (IAA) in September 2007. The main focus was on reducing fuel consumption and CO2 emissions. All vehicle manufacturers are increasingly associating light-weight design with the use of CFRPs. Significant vehicle weight reductions can be achieved with these materials. The weight of carbon fiber reinforced composites is only around 50 percent of aluminum and 20 percent of steel. The material also possesses unique advantages such as excellent crash characteristics, low fatigue behavior and high corrosion resistance. It is also a factor in dampening vibration and benefits from very low thermal expansion.

Focus on collaboration between SGL Group and Benteler: Cost reduction
Carbon fiber reinforced composites are manufactured by impregnating carbon fibers with liquid resin, after which they are subjected to heat and pressure to convert them into solid components. The SGL Group holds the full range of carbon fiber semi-finished products required for manufacturing CFRP components within its Business Line Composite Materials. These include carbon fiber fabrics, non crimped fabrics, braidings (from SGL Kumpers GmbH, established in January 2007) and prepregs, i.e. textiles pre-impregnated with resin. However, the high manufacturing costs of CFRP components have so far only permitted high-performance applications in motor racing and exclusive vehicle construction. Because of the high cost of components, CFRPs are today rarely used for vehicles manufactured serial production. Large-scale automated production of these components would reduce manufacturing costs to a level which would make serial production possible.

This is how the collaboration with Benteler Automotive, one of the largest independent suppliers to the automotive industry worldwide, comes in. The know-how and experience of high-volume manufacturing and related automation options open up new perspectives for manufacturing CFRP components. By working together with Benteler, the SGL Group also has the opportunity of combining CFRP components with steel to produce so-called hybrid parts. Initial development projects are already underway.



About the SGL Group - The Carbon Company
----------------------------------------
The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With around 30 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2006, the Company's workforce of 5,250 generated sales of 1.2 billion euros. The Company's head office is located in Wiesbaden/Germany.



Benteler Automotive - Products and solutions for the automotive world
---------------------------------------------------------------------
Benteler Automotive, a business division of the Benteler Group, is one of the largest independent suppliers to the automotive industry worldwide with 59 locations in 22 countries. The big advantage for the customer is, that the company offers the optimal technology for every product. Benteler develops and produces innovative components, modules and complete systems to improve ride, handling, safety and emissions.

New ideas concerning the central themes of the automotive industry - lightweight design, safety comfort and reduces emissions - are the focus of research and development at Benteler Automotive. Key areas of development are improved materials, optimized production processes and costs, and the transfer of innovative technologies to new and related product fields.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forecasts. The statements on future developments should not be regarded as guarantees. Future developments and events are dependent on a number of factors; they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and Group companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forecasts.


Contact:
--------

SGL Group / Corporate Communications / Press office / Tino Fritsch
Tel.: +49 (0)611 6029 105/ Fax: +49 (0)611 6029 101 /
Cellphone: +49 (0)170 540 2667
Email: tino.fritsch@sglcarbon.de / Internet: www.sglcarbon.de


Benteler AG / Corporate Communications / Press office / Gudrun Girnus
Tel.: +49 52 54.81-10 40; E-Mail: publicrelations@benteler.de
Internet: www.benteler.com

                                                                       Exhibit 3

Record Year for SGL Group in 2007

o    Sales growth of 15 percent to (euro)1,373 million

o    EBIT growth of 50 percent to (euro)254.5 million

o    Earnings per share more than tripled to (euro)2.06

o    Excellent order backlog level ensures full utilization of capacity

o Outlook 2008: 10-15 percent sales increase and a more than proportionate EBIT growth of 15-20 percent

Wiesbaden, March 12, 2008. The SGL Group - The Carbon Company - significantly exceeded its targets for 2007 and reached new records for both sales revenue and earnings. The 15 percent sales increase to (euro) 1,373.0 million (2006:
(euro)1,191.8 million) was considerably in excess of the 7 to 10 percent growth target that had been set at the beginning of 2007. Operating profit (EBIT) increased more than proportionately with a 50 percent plus to (euro)254.5 million, also comfortably exceeding its growth target of 40 percent (2006:
(euro)170.0 million on a like-for-like basis). Return on sales rose from 14.3 percent to 18.5 percent. The successful new positioning of the SGL Group on specific growth areas, further cost savings and efficiency gains of around
(euro)27 million from the groupwide SGL Excellence Initiative, as well as the strong demand in the core steel and aluminum markets significantly contributed to this success. All three Business Units contributed to the high earnings growth, in particular the new Business Unit Carbon Fibers & Composites (CFC).

Robert J. Koehler, CEO of the SGL Group: "2007 has been the most successful year in the company's history so far. After the Group's repositioning and refinancing in the last year, we now have entered a growth phase in which we will further strengthen our business by increasing capacity as well as targeting strategic acquisitions and establishing joint ventures. We are benefiting from the global trend towards alternative materials and renewable energy sources, and are supported by our strong innovation capability. With an excellent order backlog level and an enhanced market position, we remain confident that we will reach new records for sales and earnings in 2008."

As part of the new financing, the SGL Group issued convertible bonds and a corporate bond of (euro)200 million each in 2007 with significantly better conditions than the syndicated loan and 8.5 percent high-yield bond they replaced. With undrawn credit facilities of over (euro)200 million and cash and cash equivalents of (euro)130 million, the financial flexibility of the Group is therefore secured over the medium term.

Net profit and earnings per share more than tripled
Net financing costs increased by just (euro)3.9 million to (euro)65.4 million (2006: (euro)61.5 million including an interest expense of (euro)12.8 million relating to antitrust proceedings), despite the one-time charge of (euro)30.8 million in connection with the refinancing of the Group carried out in 2007. Profit before tax rose by 148 percent to (euro)189.1 million (2006: (euro)76.4



SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Tel.: +49 (0)611 6029-100, Fax: +49 (0)611 6029-101
Email: presse@sglcarbon.de, Website: www.sglcarbon.de million). The tax rate was significantly reduced from 46 to less than 31 percent. Net profit was more than tripled from (euro)40.7 million in 2006 to
(euro)130.9 million accordingly. Earnings per share rose from (euro)0.66 in 2006 to (euro)2.06 in 2007.

Further balance sheet strengthening - gearing at 0.45
The strong net profit for the year and the new financing package contributed to further improvement of the balance sheet structure in 2007. The equity ratio rose to 42.1 percent (2006: 35.3 percent) and gearing was reduced to 0.45 (2006:
0.51). Given the cash outflows in connection with our acquisition activities, the one time refinancing costs and capital expenditure on property, plant and equipment, net debt had risen to (euro)285.2 million as at December 31, 2007 (December 31, 2006: (euro)229.1 million). The strong business performance was reflected in a higher operating cash flow of (euro)171.9 million (2006:
(euro)111.7  million).  Free  cash  flow  was  minus  (euro)0.9  million  (2006:
(euro)47.9 million) due to the one-time refinancing cost and the doubling of capital expenditure on property, plant and equipment from (euro)65.2 million in 2006 to (euro)130.5 million.

Significant increase in sales and earnings in all Business Units

Performance Products (PP): Strong, profitable growth
In 2007, sales in the Business Unit PP jumped by 17 percent to (euro)836.2 million (2006: (euro)713.4 million) due to persistently strong demand for steel and aluminum as well as the economic upturn in the emerging markets of Asia, South America and Eastern Europe. Despite higher material prices and energy costs, EBIT grew more than proportionately by 42 percent year-on-year to
(euro)244.5 million (2006: (euro)172.4 million). This rise in EBIT is attributable to increased sales prices and sales volumes as well as cost savings of (euro)10 million. Return on sales increased from 24 percent in 2006 to 29 percent. The new, fully-integrated carbon and graphite plant for the production of graphite electrodes and cathodes, currently under construction in Banting (Malaysia), will have a total annual capacity of approximately 60,000 tonnes, and will further enhance PP's international competitiveness.

Graphite Materials & Systems (GMS): Enhanced profitability
Sales of the Business Unit GMS increased by 7 percent to (euro)364.3 million in 2007 (2006: (euro)340.3 million) due to a strong demand for customized, graphite-based products in the semiconductor, solar and chemical industries and for lithium-ion batteries, and despite portfolio adjustments of the less profitable, traditional products. EBIT rose by 30 percent to (euro)47.9 million (2006: (euro)36.8 million) including cost savings of (euro)8 million. Return on sales grew accordingly from 11 to 13 percent. With the production capacity expansion for isostatic graphite, the integration of the joint ventures in Asia, the addition of the Dr. Schnabel activities, as well as the increase in research and development expenditure, foundation for further growth in GMS has been laid.

Carbon Fibers & Composites (CFC): Turns into profit
The  Business  Unit  CFC's  sales  increased  significantly  by  25  percent  to
(euro)163.4 million (2006: (euro)130.5 million) mainly due to high sales volumes for composite materials and brake disks. This growth was also supported by the joint venture with F.A. Kumpers GmbH & Co. KG concluded in 2007 as well as the acquisition of epo GmbH and the acquisition of Aldila Inc.'s 50 percent stake in Carbon Fiber Technology LLC, which had previously been run in a joint venture. The full extent of the business growth benefiting from these new acquisition activities will materialize in 2008. EBIT improved from minus (euro)4.4 million in 2006 to plus (euro)3.1 million in 2007, representing a return on sales of 2 percent.

The Business Unit CFC covers the entire value chain from carbon fibers to composite materials through to finished components and is benefiting, above all, from strong growth in demand from the aerospace and automotive industries and the rise in alternative energy sources such as wind energy. With the global trend towards substitution for basic materials, the SGL Group announced in 2007 plans to triple carbon fiber production capacity up to 12,000 tonnes by the year 2012 to ensure participation in the growing future demand. By the beginning of 2009, operative production capacity of carbon fiber is scheduled to 6,000 tonnes per year.

Outlook for 2008: Records highs again for sales revenue and earnings
Given the excellent level of orders on hand and the positive signals that continue to come from customer industries, the SGL Group expects to increase sales revenue by between 10 - 15 percent compared with 2007, in spite of the generally gloomy economic outlook as a result of the global subprime crisis. EBIT is expected to grow more than proportionately by between 15 and 20 percent. As a result of the new financing package, net financing costs will be improved to around minus (euro)40 million - assuming the same level of debt and excluding valuation effects of interest and currency hedging instruments. Consequently, profit before tax, net profit and earnings per share are expected to grow more than proportionately to EBIT.

To finance the growth projects in 2008, capital expenditure of around (euro)200 million on property, plant and equipment is planned (2007: approx. (euro)130 million). Necessary funds for this organic growth will be generated from operating cash flow.

Medium-term targets: strong, profitable growth
The SGL Group has clearly defined its strategic priorities: Focus will be on profitable growth and implementation of the new strategic positioning as "The leading Carbon Company". Therefore, the SGL Group will focus its technology and product portfolio on specific growth markets resulting from the accelerated substitution of traditional materials with carbon and graphite. This applies both to the ongoing industrialization of the emerging economies of eastern Europe, Asia and South America as well as to the increasing demand for alternative materials and renewable energy sources. In the medium term (four to five years), the SGL Group expects organic revenue growth of between 5 and 10 percent p.a., even under consideration of possible economic cycle effects. Return on sales revenue is expected to remain above 12 percent over the coming years and return on capital employed (ROCE) above 17 percent.

Summary of medium-term objectives by Business Unit

--------------------------------------------------------------------------------
Business Unit                  Growth                       Return on sales
                               (p.a.)                       revenue (ROS)
--------------------------------------------------------------------------------
Performance Products           2-3% volume growth           >20%
--------------------------------------------------------------------------------
Graphite Materials & Systems   6-8% sales revenue growth    10-15%
--------------------------------------------------------------------------------
Carbon Fibers & Composites     15% sales revenue growth     >10% (from 2009)
--------------------------------------------------------------------------------


The complete 2007 Annual Report and the up-to-date company presentations (from 10:00 am onwards) are available on the SGL Group website (www.sglcarbon.com).

Financial Highlights of SGL Group
((euro) million)

                                                  Full Year
                                               2007        2006       Change
--------------------------------------------------------------------------------
Sales revenue                                1,373.0     1,190.8      +15.3 %
--------------------------------------------------------------------------------
Gross profit                                   477.0       384.0      +24.2 %
--------------------------------------------------------------------------------
EBITDA                                         303.8       223.4 1)   +36.0 %
--------------------------------------------------------------------------------
Operating profit (EBIT)                        254.5       170.0 1)   +49.7 %
--------------------------------------------------------------------------------
Return on sales (ROS) 2)                        18.5 %      14.3 %    +420 BP 3)
--------------------------------------------------------------------------------
Net profit attributable to equity holders      130.9        40.7      >>100 %
--------------------------------------------------------------------------------
Earnings per share, basic (in (euro))           2.06        0.66      >>100 %
--------------------------------------------------------------------------------
Cash flows from operating activities 3)        171.9       111.7     +53.94 %
--------------------------------------------------------------------------------



                                            Dec. 31,    Dec. 31,
                                              2007        2006        Change
--------------------------------------------------------------------------------
Total assets                                 1,505.5     1,260.8      +19.4 %
--------------------------------------------------------------------------------
Shareholders' equity                           633.4       445.0      +42.3 %
--------------------------------------------------------------------------------
Net debt                                       285.2       229.1      +24.5 %
--------------------------------------------------------------------------------
Gearing 4)                                      0.45        0.51
--------------------------------------------------------------------------------
Equity ratio 5)                                 42.1 %      35.3 %
--------------------------------------------------------------------------------


1)   Before EU antitrust expenses of (euro)32.1 million in 2006
2)   Ratio of operating profit to sales revenue
3) Before antitrust payments of (euro)99.7 million in 2006 and (euro)22.5 million in 2007
4)   Net debt divided by shareholders' equity
5)   Shareholders' equity divided by total assets

About SGL Group - The Carbon Company
------------------------------------
The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With 38 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2007, the Company's workforce of around 5,900 generated sales of (euro) 1.4 billion. The Company's head office is located in Wiesbaden/Germany.


Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Press Contact:
--------------
Corporate Communications / Press Office / Tino Fritsch
Tel.: +49 (0)611 60 29-105 / Fax: +49 (0)611 60 29-101 /
Mobile: +49 (0)170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Website: www.sglcarbon.de

                                                                       Exhibit 4


SGL Carbon AG Plans Conversion into a European Company (SE)

Wiesbaden, March 12, 2008. The Board of Management and the Supervisory Board of SGL Carbon AG will submit a proposal to its shareholders at the upcoming Annual General Meeting on April 25, 2008 on converting the SGL Carbon
Aktiengesellschaft into a European Company (Societas Europaea, SE) named SGL CARBON SE. The intended conversion into a European Company follows SGL Group's international orientation, and acknowledges the importance of the domestic European market.

Currently, only approximately 15% of SGL Group's sales are generated in Germany and around 35% of its production. Over 70 % of SGL Group's workforce is employed in the European Union, of which nearly one half in Germany and the remainder in other EU countries. The conversion of the holding company into an SE allows the representation and involvement of the SGL employees from all sites in EU member states.

Robert J. Koehler, CEO of the SGL Group, states: "The legal form of a European Company is in accordance with our international corporate culture and can be regarded as a sign of commitment to our European home market. The conversion of the German Stock Corporation (Aktiengesellschaft) into the modern legal structure of an SE is a logical step in our company development, supporting the growth path on which we have embarked. We are now planning to bring the legal structure of our Group into a form, which matches the reality of our internal structures and daily business."



About SGL Group - The Carbon Company
------------------------------------
The SGL Group is one of the world's leading manufacturers of carbon-based products. It has a comprehensive portfolio ranging from carbon and graphite products to carbon fibers and composites. SGL Group's core competencies are its expertise in high-temperature technology as well as its applications and engineering know-how gained over many years. These competencies enable the Company to make full use of its broad material base. SGL Group's carbon-based materials combine several unique properties such as electrical and thermal conductivity, heat and corrosion resistance as well as high mechanical strength combined with low weight. Due to the paradigm shift in the use of materials as a result of the worldwide shortage of energy and raw materials, there is a growing demand for SGL Group's high-performance materials and products from an increasing number of industries. Carbon and graphite products are used whenever other materials such as steel, aluminum, copper, plastics, wood etc. fail due to their limited properties. Products from the SGL Group are used predominantly in the steel, aluminum, automotive, chemical and glass/ceramics industries. However, manufacturers in the semiconductor, battery, solar/wind energy, environmental protection, aerospace and defense industries as well as in the nuclear energy industry also figure among the Company's customers.

With 38 production sites in Europe, North America and Asia as well as a service network covering more than 100 countries, the SGL Group is a company with a global presence. In 2007, the Company's workforce of around 5,900 generated sales of (euro) 1.4 billion. The Company's head office is located in Wiesbaden/Germany.



SGL Group - The Carbon Company
Corporate Communications, Media Relations
Rheingaustrasse 182, D-65203 Wiesbaden, Germany
Tel.: +49 (0)611 6029-100, Fax: +49 (0)611 6029 -101
Email: presse@sglcarbon.de, Website: www.sglcarbon.de

Important note:
This press release contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not to be understood as guarantees. The future developments and events are dependent on a number of factors, they include various risks and unanticipated circumstances and are based on assumptions that may not be correct. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies and in the ongoing cost optimization programs. SGL Group does not intend to update these forward-looking statements.



Press Contact:
--------------
Corporate Communications / Press office / Tino Fritsch
Tel.: +49 (0)611 60 29-105 / Fax: +49 (0)611 60 29-101 /
Mobile: +49 (0)170 540 2667
E-mail: tino.fritsch@sglcarbon.de / Internet: www.sglcarbon.de

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              SGL CARBON Aktiengesellschaft



Date: March 12, 2008                   By:    /s/ Robert J. Kohler
                                              ------------------------------
                                              Name:  Robert J. Koehler
                                              Title: Chairman of the Board of
                                                     Management


                                       By:    /s/ Sten Daugaard
                                              ------------------------------
                                              Name:  Mr. Sten Daugaard
                                              Title: Member of the Board of
                                                     Management